File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

3rd quarter
January 31, 2005

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the nine months ended January 31, 2005 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds
Unaudited – Prepared by Management

	January 31, 2005	April 30, 2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2c)	**$ 136,448**	$ 148,331
Accrued interest and other amounts receivable	**53,821**	23,305
Marketable securities (Note 3)	**76,592**	76,592
Prepaid expenses	**1,857**	3,029
	268,718	251,257
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 5)	**76,086**	93,338
Mineral Properties (Note 6)	**4**	4
	$ 349,808	$ 349,599
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**28,819**	25,949
Shareholders' and director's loans (Note 8)	**3,107**	22,698
	31,926	48,647
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,602,511**	8,407,559
Deficit accumulated in the exploration stage – Statement 2	**(8,284,629)**	(8,106,607)
	317,882	300,952
	$ 349,808	$ 349,599

ON BEHALF OF THE BOARD:

"G.H. Rayner"

G.H. Rayner, Director

"Ellen Clements"

Ellen Clements, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD..

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended January 31, 2005	For three months ended January 31, 2004	For nine months ended January 31, 2005	For nine months ended January 31, 2004
LOGGING ACTIVITIES				
Sale of timber	**$ Nil**	$ Nil	**$ Nil**	$302,526
Logging expense	**Nil**	20	**Nil**	7,089
Net logging income	**Nil**	(20)	**Nil**	295,436
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	**27,329**	149,180	**102,750**	287,808
Property investigation costs	**200**	86	**200**	886
	27,529	149,266	**102,950**	288,694
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**10,572**	17,618	**31,266**	31,720
Advertising, promotion & printing	**539**	1,194	**2,821**	3,169
Amortization	**220**	386	**661**	1,157
Commission	**Nil**	3,600	**Nil**	3,600
Financial consulting & marketing	**4,500**	Nil	**4,500**	Nil
Licenses, insurance, and transfer agent fees	**4,630**	4,447	**21,766**	20,092
Management, salary & wages (net of recoveries)	**4,872**	1,855	**8,913**	18,063
Office & sundry	**703**	3,324	**3,804**	7,114
Office building expenses	**2,116**	1,891	**9,667**	6,911
Stock compensation expense	**1,396**	Nil	**8,552**	Nil
Telephone	**358**	174	**936**	1,114
Travel and accommodation	**6,796**	8,014	**9,299**	14,836
	36,702	42,503	**102,184**	107,776
OTHER EXPENSES (INCOME)				
Interest and US Exchange adjustment	**205**	719	**711**	3,429
Gain on disposal of capital assets	**Nil**	Nil	**26,401**	Nil
	(205)	(719)	**27,112**	(3,429)
GAIN (LOSS) FOR THE PERIOD	**(64,026)**	(191,070)	**(178,022)**	(97,605)
DEFICIT, BEGINNING OF PERIOD			**$ 8,106,607**	$7,921,225
DEFICIT, END OF PERIOD			**$ 8,284,629**	$8,018,830
Gain (Loss) per share, basic and diluted	**($ 0.01)**	($ 0.04)	**($ 0.03)**	($ 0.02)
Weighted average number of Shares outstanding	**6,265,.611**	5,150,214	**6,265,611**	5,648,479

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	Three months ended January 31,		Nine months ended January 31,	
	2005	2004	**2005**	2004
Cash Flows from Operating Activities				
Gain (Loss) for the period	**$ (64,026)**	($ 191,070)	**$ (178,022)**	($ 97,605)
Add: Items not involving cash				
Amortization	**1,251**	1,348	**3,753**	4,044
Gain on disposal of capital assets	**Nil**	Nil	**(26,401)**	Nil
Stock compensation	**1,396**	Nil	**8,552**	Nil
	(61,379)	(189,722)	**(192,118)**	(93,561)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**1,635**	1,228	**1,172**	2,814
Decrease (increase) in accounts receivable	**(25,201)**	(10,394)	**(30,516)**	(25,541)
Increase (decrease) in amounts due to directors	**(33,385)**	(13,783)	**(19,591)**	(20,081)
Increase (decrease) in accounts payable	**6,553**	(6,950)	**2,870**	(10,179)
	(111,777)	(219,621)	**(238,183)**	(146,548)
Cash Flows from Financing Activities				
Shares issued for cash	**200,000**	160,000	**200,000**	160,000
Shares issue costs	**13,600**	3,600	**13,600**	3,600
	186,400	163,600	**186,400**	163,600
Cash Flows from Investing Activities				
Acquisition of capital assets	**Nil**	Nil	**Nil**	(5,076)
Proceeds from sale of capital assets	**Nil**	Nil	**39,900**	Nil
Purchase of marketable securities	**Nil**	Nil	**Nil**	(4,815)
Decrease (increase) in investments	**Nil**	Nil	**Nil**	8,312
		Nil	**39,900**	(1,579)
Increase (decrease) in Cash	**74,623**	(56,021)	**(11,883)**	15,473
Cash, and term deposits, beginning of period	**66,825**	202,244	**153,331**	130,750
Cash and term deposits, end of period	**$ 141,448**	$ 146,223	**$ 141,448**	$ 146,223
Supplementary Schedule				
Amortization of capital assets to mineral properties	**$ 1,031**	$ 962	**$ 3,092**	$ 2,887
Non-monetary transactions				
Stock compensation	**$ 1,396**	Nil	**$ 8,552**	Nil

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the nine months ended January 31, 2005 and 2004
Canadian Funds
Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital of $241,792 as at January 31, 2005 and has accumulated losses of $8,284,629. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 7,265,611 for net proceeds of $8,602,511 averaging $1.18 per share. The trading price on the date of this report is bid at $0.355 and offered at $0.38, last at $0.34.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunctions with the audited financial statements as at April 30, 2004.

3. MARKETABLE SECURITIES

	January 31, 2005	April 30, 2004
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	**$ 76,592**	$ 71,777
Additions during the period	**Nil**	4,815
Closing balance – lowest recorded market price	**$ 76,592**	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has a director in common with the Company. The Company on January 31, 2005, owned 1,842,582 New Nadina common shares representing 12% of the issued shares. The quoted market value of the common shares was $248,749 on January 31, 2005.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3)*.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)

5. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	January 31, 2005 Net Book Value	April 30, 2004 Net Book Value
Land		$10,000	$ Nil	$10,000	$15,000
Paving	8%	4,861	2,259	2,602	2,878
Buildings	4%-5%	86,401	30,818	55,583	65,691
Mining equipment	30%	117,557	113,410	4,147	5,352
Office equipment	20%	53,972	50,228	3,744	4,405
Trailer	30%	21,861	21,853	8	10
Automobiles	30%	5,417	5,415	2	2
		$300,069	$223,983	$76,086	$93,338

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended January 31,2005	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 3,092	$	$	$	$	$ 3,092
Assaying	109					109
Assessment, filing fees, membership	3,925					3,925
Direct charges – wages	16,975		4,850	25		21,850
Exploration costs i)	42,371		12,130		550	55,051
Field supplies	1,341	200				1,541
Legal & miscellaneous			3,163			3,163
Property costs & acquisition	111					111
Roadwork/reclamation	4,576					4,576
Storage (samples& equipment)	5,130					5,130
Property and Mineral taxes	1,667					1,667
Travel & accommodation	2,092		643			2,735
Total:	$ 81,389	$200	$ 20,786	$ 25	$ 550	$ 102,950

Exploration Expenditures by Property For the period ended January 31, 2004	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 2,887		$	$	$	$ 2,887
Assaying	351					351
Assessment, filing fees, membership	9,866		1,500			11,366
Direct charges – wages	23,477		1,063	17	30	24,587
Exploration costs i)	152,236		2,450	74	800	155,560
Field supplies	2,974					2,974
Legal & miscellaneous	3,427		11,744			15,171
Property costs & acquisition	2,547					2,547
Roadwork/reclamation	64,256					64,256
Storage (samples & equipment)	3,809					3,809
Property and Mineral taxes	1,704					1,704
Travel & accommodation	3,024		458			3,482
Total:	$ 270,558	Nil	$ 17,215	$ 91	$ 830	$ 288,694

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2005 and 2004
Unaudited – Prepared by Management

6. Mineral Properties, continued

i) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2004	**Balance January 31, 2005**
Deferred Exploration	$ Nil	$
Acquisition Costs		
Greenwood Area	1	1
Arcadia (Skylark) – Greenwood Area	1	1
DHK Diamonds Inc. – NWT	1	1
Silica Quarry - Saskatchewan	Nil	Nil
Naket – Nunavut	1	1
Total Mineral Properties Deferred	$ 4	$ 4

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) DHK DIAMONDS INC. – Northwest Territories:

The Company owns an equal one-third interest in DHK Diamonds Inc. (DHK), a private company formed in the Northwest Territories and extra provincially registered in British Columbia. The other shareholders are Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). DHK originally acquired three claims blocks comprising 208,000 acres and has since reduced its property holdings to include the leases in the WO Block and the Pellatt Lake property acquired through the 2000 Kennecott Canada Exploration Inc. ("Kennecott") agreement.

DHK is governed by a Shareholders' Agreement. Exploration funding is raised through itemized budget presentations for consideration at directors' meetings to be held at least once every six months. Working capital is through offering in writing to the shareholders pro rata in accordance with their respective shareholdings. Non-contribution to an approved budget would result in dilution of holdings in DHK.

Directors and shareholders have not approved recent DHK financial statements. In dispute are shareholder loans, advances and various expenditures and commitments made in contravention of the Shareholders' Agreement. Imbalances created, if not disputed and rectified, could be used to dilute Kettle River holdings in DHK. Two directors, representing Dentonia and Horseshoe, currently manage DHK.

In dispute are unapproved DHK shareholder advances of $168,000 submitted by Dentonia and Horseshoe under investigation by the Company. Irregularities surfaced in the 2003 draft statements relating to $141,000 reimbursement to them for 1994 invoices from Goepel Shields and McCarthy Tetrault and to Horseshoe for an exploration cost of $27,000. In 2003, the DHK 2000 financials were restated to include the 1994 expenses representing them as Jan 31, 2000 year-end expenses under "Corporate financing and reorganization costs." The restated financials were never presented for director and shareholder approval.

For clarification, Dentonia, Horseshoe and Kettle River signed a Memorandum of Understanding agreement in conjunction with their merger announced July 26, 1994 where it was agreed that costs would be borne by the party who incurred them. The aforementioned expenses related to various Dentonia and Horseshoe merger costs were specifically itemized in the agreement as such. In Summary, costs in excess of $140,000, not related to DHK have been included as Dentonia and Horseshoe advances in the DHK financial statements and deceptively presented.

DHK is similar to an incorporated joint venture therefore, the Company has accounted for this investment as a regular mineral property transaction.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2005 and 2004
Unaudited – Prepared by Management

6. Mineral Properties, continued

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires December 1, 2009 subject to the provisions of *The Quarrying Regulations 1957*. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. SHARE CAPITAL

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**

	No. of Shares		Value
Opening balance:	5,353,611		$ 8,876,860
Less treasury shares at cost	(256,000)		(698,854)
Balance at April 30, 2004	**5,097,611**		**$ 8,178,006**
December 24, 2003 - private placement (1)	**800,000**	1.	**160,000**
December 24, 2003 - broker shares (2)	**18,000**	2.	**Nil**
February 4, 2004 – warrants (3)	**350,000**	3.	**52,500**
Stock compensation to April 30, 2004	**Nil**		**17,053**
Stock Compensation – 9 months to Jan. 31,2005	**Nil**		**8,552**
January 31, 2005 – Private Placement (4)	**1,000,000**		**186,400**
Balance at January 31, 2005	7,265,611		**$ 8,602,511**

Financings:

1. During the year ended April 30, 2004, the Company completed a non-brokered private placement for a total of 800,000 units at 20 cents, each unit comprising one common flow-through share and one non-flow-through share purchase warrant at 25 cents exercisable for 24 months expiring December 24, 2005. The hold period on the shares and warrants expired May 7, 2004. The flow-through funds were designated for Greenwood Area properties, mainly the Tam O'Shanter-Wild Rose gold project. As at January 31, 2004, proceeds received from flow-through shares were spent entirely on properties in the Greenwood Area.
2. Haywood Securities Inc. was issued a finder's fee commission of 6% represented by the issuance of 18,000 common shares.
3. Warrants issued February 28, 2002 for 350,000 common shares at $0.15 expiring February 4, 2004 were exercised for $52,500.
4. During the nine month period ended January 31, 2005, the Company completed a non-brokered private placement for a total of 1,000,000 units at 20 cents, each unit consisting of one common share and one purchase warrant to purchase one common share at $0.25 cents exercisable for 12 months expiring Feb 2, 2006. The hold period on the shares and shares from the exercise of warrants expires on June 2, 2005.

7. SHARE CAPITAL - continued

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued February 28, 2002	350,000			February 4, 2004
Exercised February 4, 2004	**(350,000)**	$0.15	$52,500	
Issued December 24, 2003	**800,000**	$0.25		December 24, 2005
Balance at April 30, 2004	**800,000**	**$0.25**		**December 24, 2005**
Issued January 31, 2005	**1,000,000**	**$0.25**		**February 2, 2006**
Balance at January 31, 2005	**1,800,000**			

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at January 31, 2004 there were 400,000 (January 31, 2003 –165,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at January 31, 2005:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding January 31, 2004	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000	Nil	Nil	400,000		

e) **Stock based compensation**

Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

On September 24, 2003 the Company granted options to purchase up to 235,000 shares of the Company at an exercise price of $0.18 per share. The total value of the options granted was calculated to be $25,605 on the grant date. Since the options were granted under a graded vesting schedule and as at January 31, 2005, the total of $25,605 of the fair value has been recorded in the Company accounts to date with Nil remaining.

7. SHARE CAPITAL - continued

Comparative figures have been shown on a pro forma basis, as required.

Stock-based compensation	9 months ended January 31, 2005 *(i)* $
Loss for the period – as reported	**$178,022**
Loss for the period – pro forma	**N/A**
Loss Per Share - Basic and Diluted	
As reported	**$ (0.03)**
Pro-forma	**N/A**

(i) Recorded as an expense with the offsetting entry to share capital.

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Granted September 23, 2003
Average risk free interest rate	**4.04 %**
Average expected option life	**5 years**
Stock volatility – based on trading history	**69.40 %**
Dividend payments during life of option	**Nil**

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2005, $3,107 is owed to directors.

For the period ended January 31st the Company incurred the following expenses with related parties:

	2005	2004
To two directors for telephone and office to offset expenses incurred in conducting company affairs and to one director for providing geological consulting services.	**$ 3,600**	$ 2,800
To a director who is an employee for office management, administration, investor relations, secretarial duties including accounting, and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples),	**55,700**	55,275
To a director who is also the president of the Company for geological exploration services, and exploration management and for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	**40,200**	44,075
To a director who is a geological engineer for consulting services.	**Nil**	1,700
Total	**$ 99,500**	$ 103,850

During the period $29,016 was recovered from a company that has one common director for office and secretary expenses, and reimbursement of expenses.
The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2005 and 2004
Unaudited – Prepared by Management

9. SEGMENTED INFORMATION

		as at January 31,2005		As at January 31, 2004
Revenue by industry				
Logging	$	Nil	$	302,256
Exploration		Nil		Nil
	$	Nil	$	302,256
Net income (loss) by industry				
Logging	$	Nil	$	295,436
Exploration		(102,950)		(288,694)
	$	(102,950)	$	6,742
Assets by industry				
Logging	$	Nil	$	Nil
Exploration		349,808		344,807
	$	349,808	$	344,807
Property plant and equipment by industry				
Logging	$	Nil	$	Nil
Exploration		76,086		76,592
	$	76,086	$	76,592

Kettle River Resources Ltd.

(An Exploration Stage Company)

Management Discussion & Analysis

March 21, 2005

Note to Reader

The interim financial statements for the nine months ended January 31, 2005 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

Dated March 21, 2005

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Second Quarter Highlights and Mineral Project Activity

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Exploration expenditures by property for the period ended January 31, 2005

	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 3,092	$	$	$	$	$ 3,092
Assaying	109					109
Assessment, filing fees, membership	3,925					3,925
Direct charges – wages	16,975		4,850	25		21,850
Exploration costs	42,371		12,130		550	55,051
Field supplies	1,341	200				1,541
Legal & miscellaneous			3,163			3,163
Property costs & acquisition	111					111
Roadwork/reclamation	4,576					4,576
Storage (samples& equipment)	5,130					5,130
Property and Mineral taxes	1,667					1,667
Travel & accommodation	2,092		643			2,735
Total:	$ 81,389	$ 200	$ 20,786	$ 25	$ 550	$ 102,950

During the period ended January 31, 2005 a total of $102,950 (2004 - $288,694) was spent on mineral property activities as shown in the above table. A breakdown of expenditures by specific property within the Greenwood Area is shown in the table following.

Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):
During the period ended January 31, 2005, DHK related costs were $20,786 (2004 – $17,215) and mainly consisted of expenses related to maintaining its equal position in the company. The Company owns a 1/3 equal interest in DHK Diamonds Inc. and reports contributions as exploration costs. DHK is carried through the bulk sample planned for early 2005.

WO Claim Block

On September 20, 2004, an amended WO JV Agreement covering Mining Leases SAS1, SAS2, and SAS3 was signed appointing Peregrine Diamonds Inc. (Peregrine) the operator and giving them an option to increase their interest to 54.475% from the current 38.475% by paying the entire cost and completing by October 31, 2006 a 200 tonne bulk sample. Peregrine has purchased the former BHP Billiton interest in the WO Claim. The DHK participating interest, upon completion of the bulk sample will be reduced from the current 28.8% to 20%.

Peregrine Diamonds Ltd. commenced taking the 200 tonne sample of the southern kimberlite lobe of the Tli Kwi Cho (DO27) on February 25, 2005. The kimberlite sample will be recovered using a 14inch reverse circulation (RC) drill, bagged and trucked to the test plant at the Ekati Diamond Mine. This portion of the pipe has never been bulk sampled for diamond content. The 1994 Kennecott tunnel was abandoned due to caving resulting in tunnel failure. The highest indicated or projected grade from caustic fusion diamond recovery in the 1993 NQ size core sampling were located in this area of Tli Kwi Cho. We reiterate, this area was never sampled for bulk diamond content. It was core drilled for diamond indicators and micro/macro diamonds.

As at March 21, 2005, Peregrine reported "A total of 443m of drilling, using a large diameter 14" drill rig, has been completed thus far on the DO-27 kimberlite pipe. Kimberlite material from the first two holes has been sent to the Ekati plant for processing. *Drilling is currently continuing on hole 3 of a planned 5 hole program.* All three holes intersected clay-rich altered green kimberlite. Indicator minerals are abundant throughout all sections. Pyrope garnets and chrome diopside are the most abundant indicator species present. Orange mantle garnets (eclogitic or megacrystic), chromite and some fresh olivine grains were also noted."

Reports, updates and images as they become available will be posted to the Company website. www.kettleriver.com.

Pellatt Lake Property

Peregrine Diamonds Ltd. reported that during September and October 2004, they completed a 3,878 line kilometre Falcon™ Airborne Gravity Gradiometer survey on the Pellatt Lake property. Pellatt Lake is located approximately 40 km to the northeast of the Ekati diamond mine at Lac de Gras and immediately adjacent to the Ekati mine block and De Beers Hardy Lake leases. Peregrine can earn up to a 75% interest in the DHK 100% owned Property by completing a Falcon™ gravity gradiometer survey, paying for all additional exploration and arranging financing to bring any discovery into production. Final data is expected during January 2005, and will be used as a basis for the selection of drill targets.

Peregrine Diamonds Ltd. had committed to complete the Falcon Survey by December 31, 2004 or forfeit the $16,270 advanced for the work bond placed on three of the claims. Prior to December 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they complete a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for the DHK partners.

Monetary obligations of DHK under this option agreement are minimal. DHK has undertaken the cost of taking the three claims to lease. In the agreement, DHK is required to keep the Property in good standing; they are not required to pay costs and fees for conversion of claims to lease. At this time, it has not been determined who is responsible for this cost.

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $25 (2004 - $91) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $80,000 in order to equalize previous expenditures. The Company spent $550 (2004 - $830) on professional fees during the period.

Greenwood Area Expenditure breakdown by property for the period ended January 31, 2005

	Phoenix	Bluebell	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 773	$ 773	$	$	$	$1,546	$	$ 3,092
Assaying						109		109
Assessment, filing fees, membership	3,112				70	263	480	3,925
Direct charges – wages	6,450	900	1,550		3,375	3,250	1,450	16,975
Exploration costs	18,781	640	292	100	12,071	9,337	1,150	42,371
Field supplies	365				717	259		1,341
Legal & miscellaneous								Nil
Property costs & acquisition	37				37	37		111
Roadwork/reclamation	3,866		710					4,576
Storage(samples& equipment)	1,758	1,237				2,135		5,130
Property and Mineral taxes	1,318	349						1,667
Travel & accommodation	984	108			452	549		2,092
Total:	$ 37,444	$ 4,007	$2,552	$ 100	$ 16,721	$ 17,485	$ 3,080	$ 81,389

Significant expenditures explained:

Greenwood Mining Division – Southern British Columbia

Phoenix Mine Area

During the period a total of $37,444 was expended (2004 - $41,555). Recording of work programs and generation of reports cost $3,112 with wage costs of $1,500. Work previously completed was filed for assessment purposes to maintain the claims in good standing. Claim boundary surveys, review, prospecting and summary of target potential was conducted in preparation to list the property for option. Fees paid to a director during the period were $15,500.

Phoenix Tailings property

Costs of $2,552 (2004 - $63,131) during the period relate mainly to reclamation costs of $710 and exploration and wage costs of $1,550.

Haas Property

During the period $100 (2004 – Nil) were spent on the property.

Bluebell-Summit Property

Costs of $4,007 (2004 - $3,364) relate to claim boundary location, sample and core storage and mineral taxes.

Tam O'Shanter

Costs of $17,485 (2004 - $156,096) included $6,800 related to claim boundary and survey costs, sample and core storage costs of 2,135 and the balance to the completion of the trenching and drilling program conducted earlier in the year. The 1,400 meter drill program was completed prior to the April 30, 2004 year end and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m and appears to be an extension of a zone at depth encountered in 1992 and 1995. Further drilling was recommended by J.M. Hutter, P. Geo in his final report and will be considered.

Niagara Property

Costs of $3,080 (2004 - $1,625) are for claim boundary locations, prospecting and reviewing potential for further work.

Arcadia (Skylark) Property

Expenditures of $16,721 (2004 - $635) relate to claim boundary location and partial completion of line cutting in preparation for geophysics. Significant gold silver occurrences in a fault hosted serpentine zone found at the end of the 1980's operation require further testing. Paid to a director was $7,150 for survey line location, claim boundary surveys and supervision of exploration.

Proposed Transactions

The Company has disposed of a dwelling formerly used as an exploration crew residence, located in Greenwood, as there was no further benefit to keep and maintain this residence.

Selected Annual Information-Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2003 and April 30, 2004 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net logging revenue for the quarter	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
3rd Quarter 2005	$ Nil	$ (64,026)	$ (0.01)	$ 349,808	$ 31,926
2nd Quarter 2005	Nil	(48,759)	(0.01)	252,870	58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031
2nd Quarter 2004	(240)	(117,308)	(0.02)	393,010	42,764
1st Quarter 2004	295,697	210,773	0.04	536,103	68,549
4th Quarter 2003	196,712	107,627	0.02	309,072	52,291
3rd Quarter 2003	94,103	33,368	0.01	279,209	130,055

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the third quarter period ended January 31, 2005.

For the current period, the Company experienced a net loss of $178,022 or $0.03 per share compared to a loss of $97,605 or $0.02 per share the previous year. Logging income realized from sale of timber harvested from the Company's fee simple real estate holdings grossed $302,526 in the previous year. The Company does not anticipate logging income during the 2005 fiscal year.

Operating expenses of $102,184 for the period, arising from general and administrative costs generally remained the same, (2004 - $107,776) as the previous year. During the current year period, travel & accommodation decreased by $5,537, stock compensation costs were $8,552, office building expense increased by $2,756, accounting, audit and legal remained the same, transfer agent fees increased by $1,674 while management, salary & wages decreased by $9,150 some of which is due to the recovery of office and secretarial services. Cash of $39,900 was realized from disposal of capital assets.

Property exploration costs decreased to $102,950 from $288,694 during the same period the previous year and the decrease is mainly attributed to the completion of reclamation and road costs during the previous year. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company has a working capital of $241,792 as at January 31, 2005 and has accumulated losses of $8,284,629. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 7,265,611 for net proceeds of $8,602,511 averaging $1.18 per share. The trading price on the date of this report is bid at $0.355 and offered at $0.38, last at $0.34.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $17,053 in the fiscal period ending April 30, 2004 with an additional and fully recognized amount of $8,552 during the 9 months ended January 31, 2005. The prior period's stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

There were no investing activities during the period.

Financing Activities

There were no financing activities during the period.

Share Capital

a) **Authorized:** 50,000,000 common shares without par value

b) Issued and fully paid:	**No. of Shares**		**Value**
Balance at April 30, 2003	**5,353,611**		**$ 8,876,860**
Less treasury shares at cost:	**(256,000)**		**(698,854)**
December 24, 2003 - private placement	**800,000**	1.	**160,000**
December 24, 2003 - broker shares	**18,000**	2.	**Nil**
February 4, 2004 - warrants	**350,000**	3.	**52,500**
Stock compensation to April 30, 2004	**Nil**		**17,053**
Stock Compensation – 9 months to Oct. 31,2004	**Nil**		**8,552**
January 31, 2005 – Private Placement	**1,000,000**		**186,400**
Balance at October 31, 2004	**7,265,611**		**$ 8,602,511**

Associated with the December 24, 2003 private placement are 800,000 warrants exercisable at 25 cents expiring December 24, 2005 with potential proceeds of $200,000.

On January 31, 2005, the Company completed a non-brokered private placement for a total of 1,000,000 units at 20 cents, each unit consisting of one common share and one purchase warrant to purchase one common share at $0.25 cents exercisable for 12 months expiring Feb 2, 2006. The hold period on the shares and shares from the exercise of warrants expires on June 2, 2005.

Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at January 31, 2005 there were 400,000 (January 31, 2004 –400,000) options outstanding. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18.

Summary of the Company's options at January 31, 2005:

Date	**Number granted**	**Exercised**	**Expired or Cancelled**	**Number outstanding January 31, 2005**	**Price per share**	**Expiry date**
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000	Nil	Nil	400,000		

Liquidity

The financial statements for the period ended January 31, 2005 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be

able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At January 31, 2005, Kettle River had working capital of $241,792 compared to $202,610 at April 30, 2004.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2004 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who managed and conducted exploration invoiced $400 per day according to programs conducted on specific properties. To an employee who is also a director, $6,000 per month is paid for office management, administration, investor relations, secretarial duties including bookkeeping, and assistance with certain exploration related tasks. Two directors are paid rental for providing storage facilities for exploration equipment and samples. Two directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with one director in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual usage. At January 31, 2005, there is a receivable from New Nadina Explorations Limited for $13,153. Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2005, $3,107 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended January 31, 2005 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

On March 11, 2005, the Company announced the sudden passing George O.M. Stewart, director and president. In 1980, Mr. Stewart was a founding director of the Company and was instrumental in conducting and supervising exploration and administering the direction of the Company. He will be sadly missed by all. Gerald H. Rayner, director since 1992 has been appointed interim president and together with directors Ellen Clements and Larry Widmer will ensure the programs and initiatives that George initiated will be carried out.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available at www.sedar.com.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

February 2, 2005

News Release

$200,000 NON-BROKERED PRIVATE PLACEMENT COMPLETED

Kettle River Resources Ltd. (the "Company") announces it has closed the $200,000 non-brokered private placement first announced December 20, 2004.having received TSX Venture Exchange acceptance on January 31, 2005. This issuance of one million shares will result in issued share capital of 7,521,611. Warrants for one million shares, exercisable at 25 cents, will expire February 2, 2006. The shares, and any shares issued upon exercise of the non transferable warrants are subject to a hold period and may not be traded in British Columbia until June 2, 2005, except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange. Finder's fees are payable as follows: $7,200 to Canaccord Capital Corporation, $3,200 to Leede Financial Markets Inc., and $3,200 to Golden Capital Securities Ltd.

ON BEHALF OF THE BOARD

George O.M. Stewart, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

March 2, 2005
NEWS RELEASE

BULK SAMPLE ON KIMBERLITE PIPE COMMENCED FEB. 25, 2005

George Stewart, President of Kettle River Resources Ltd. has received notice from Mr. Eric Friedland, President of Peregrine Diamonds Ltd. ("Peregrine") that the extraction of a 200 tonne bulk sample began on February 25, 2005 at the DO-27 (Tli Kwi Cho) kimberlite pipe located near Lac de Gras, Northwest Territories, Canada.

The 200 tonne kimberlite sample will be extracted from five holes using a 14-inch diameter Reverse Circulation (RC) drill rig. The average hole depth will be 250 meters and test the centre of the Southern Lobe of the pipe. The kimberlite material will be processed at BHP Billiton's Ekati™ Diamond Mine during mid to the end of March, in order to determine macro grade and diamond quality. The cost of the bulk sample will be borne entirely by Peregrine. Once the complete results of the bulk sample are provided, Peregrine will increase its ownership in the joint venture from 38.475% to 54.475% and become the operator.

In addition, immediately following the extraction of the 200 tonne sample, an NQ sized core drilling program is planned. Three holes will be drilled to a depth of 250 meters and 2 holes to 600 meters at an estimated cost of $500,000. The intent is to have these holes twin the 5 RC holes and will be used for technical purposes. The core will be logged and stored pending the analysis of the 200 tonne sample before being subjected to caustic fusion and micro diamond grade analysis.

None of the diamond core holes in 1993 extended beyond a depth of 215 meters. The 1994 underground bulk sample drift leveled out at 100 meters below the surface, or only 50 meters below overburden, and does not appear to have tested the drill indicated higher grade portion of the Southern Lobe. A model of the pipe, built by Kettle River, depicted the presence of grade zoning throughout the kimberlite. In preparation for the current testing, Peregrine produced a computer generated model of the DO27 showing drilling and drift.

DHK Diamonds Inc., equally owned by Dentonia Resources Ltd., Horseshoe Gold Mining Inc., and Kettle River Resources Ltd. currently holds a 28.8% interest in the project.

Daily reports and photo documentation of the bulk sample provided by Peregrine and other documentation can be obtained from the home page "Bulk Sample" hyperlink at www.kettleriver.com

Kettle River Resources Ltd.

President

For further information contact Ellen Clements at 1 800 856 3966

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca
nadina@look.ca

March 11, 2005

NEW NADINA EXPLORATIONS LIMITED
KETTLE RIVER RESOURCES LTD.

COMPANY ANNOUNCEMENT

It is with great sadness that we inform of the passing of Mr. George O.M. Stewart, President and Director of New Nadina Explorations Limited and Kettle River Resources Ltd. George will be sorely missed by his colleagues, his friends, and his family.

The Boards of Directors are currently taking steps to ensure that the current initiatives of the companies are continued in the spirit that George had intended. With this in mind, further announcements will be made in the comings days.

On behalf of both companies,

Ellen Clements

Kettle River sees bright future!

Diamonds - Gold - Silver

www.kettleriver.com
for more
bulk sample information

Capitalization
Issued: 7,235,611

Financial Info
January 31, 2005
Cash: $125,000

Investor relations
Ellen Clements
1 800 650 3663

Tli Kwi Cho - not a pipe dream?

Exploration for diamonds in the Lac de Gras diamond camp will set records this year as Kettle River and partners properly test the Tli Kwi Cho pipe.

The Great Hope

Evaluated by drilling, geophysics and mineral chemistry in 1993 by Kennecott geologists with very exciting results. Decision was made to proceed with underground bulk sample test and fast track to production.

The Sample Plan

The decline was designed to intersect the kimberlite on the east wall at 110m below lake level then fork reducing tunnel size to 4x7 feet. One tunnel to go 300m to the southwest and the other 150m to the west. The plan was to sample the higher grade pyroclastic kimberlite in the southern lobe.

Here, drill indicated grades were between 1.5 and 3.7 carats per tonne.

Kettle shares reached a peak of $19.50 anticipating a diamond mine.

1994 Results

August 4, 1994 news devastated the market. Negative reporting "*no further work warranted*" overlooked encouraging results. CRA Diamonds report Nov. 1994 "*In general, the diamonds from DO27 were of good colour and quality (=20% white goods by weight and=30% gem by [illegible]*" Encouraging results!


DO27-19

1994 DO27 sample plan
(024 = end of tunnel)



What went wrong?

Why was the test a failure? Time constraints, imminent winter road closure, failure of the tunnel stability...reasons lost in passing of time, caused the test as planned to be aborted and not completed - the tunnel never reached the southern lobe. Wrong material was sampled-sample wasted!

2005 BULK SAMPLE

Peregrine Diamonds Ltd., will increase their interest to 54.475% by completing the 200 tonne bulk sample commenced February 25, 2005. The sample will be extracted entirely from the southern lobe using a 14 inch diameter RC drill.


1994
DO27 sample#23

DHK Diamonds Inc. (28.8% of project-20% after test)

Kettle River Resources Ltd., Dentonia Resources Ltd., and Horseshoe Gold Mining Inc. are equal owners of DHK. The interest may appear small but the rewards in diamond prospecting far out weigh the risks. Kettle River with the lowest issued shares puts investors at an advantage to own a higher interest per share.


2 Diamonds from
Sample #23

Other Value

Kettle River holds various mineral properties prospective for diamonds, gold, silver & copper, and owns 10% of New Nadina Explorations Limited (NNA). DHK also holds a 1% royalty on the Monument property.

Kettle River Resources Ltd

Symbol: TSX: KRR

www.kettleriver.com

March 2005